SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
 (Amendment No. 4)
Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

 84130C100

(CUSIP Number)

Robert L. Vitale
EIG Management Company, LLC
1700 Pennsylvania Ave. NW
Suite 800
Washington, D.C.  20006
 202-600-3304

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

March 30, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAME OF FILING PARTIES
EIG BBTS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO - limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

 (3) As a result of the relationship of EIG BBTS Holdings, LLC to SHB, EIG BBTS Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
EIG Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO/IA – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG Management Company, LLC to SHB, EIG Management Company, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
EIG Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG Asset Management, LLC to SHB, EIG Asset Management, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
EIG Global Energy Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG Global Energy Partners, LLC to SHB, EIG Global Energy Partners, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
The R. Blair Thomas 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO – Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of The R. Blair Thomas 2010 Irrevocable Trust to SHB, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
R. Blair Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of R. Blair Thomas to SHB, Mr. Thomas may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
The Randall Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of The Randall Wade 2010 Irrevocable Trust to SHB, The Randall Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
The Kristina Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of The Kristina Wade 2010 Irrevocable Trust to SHB, The Kristina Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

1	NAME OF FILING PARTIES
Randall S. Wade

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3) (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (4)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Randall S. Wade to SHB, Mr. Wade may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of November 3, 2015, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, plus the 274,478 Class B Convertible Units issued to SHB on November 9, 2015 and the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

(5) Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D have been amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

This Amendment No. 4 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016 and this Amendment No. 4, this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Cover Pages.

Parts 8, 10 and 11 of the Cover Pages to Amendment No. 3 to this Schedule 13D misstated the unit totals reflected therein by a de minimis amount.  Each of the Cover Pages to Amendment No. 3 to this Schedule 13D are hereby amended by deleting each reference to “35,068,385” and inserting references to “35,068,406”.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D (as previously amended) is hereby amended by adding the following: “The last paragraph in Item 6 is incorporated herein by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D (as previously amended) is hereby amended by adding the following:

“On March 17, 2016, Holdings and the Issuer entered into an equity cure contribution agreement (the “Equity Cure Agreement”) related to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, JPMorgan Chase Bank, N.A., as documentation agent, and the lenders party thereto (as amended, the “Revolving Credit Agreement”).  Under the terms of the Revolving Credit Agreement, the Issuer has the right to cure any default with respect to a financial covenant in the Revolving Credit Agreement by having Holdings purchase equity interests in or make capital contributions to the Issuer that result in proceeds that would satisfy the requirements of such financial covenant.

Pursuant to the Equity Cure Agreement, on March 30, 2016, Holdings contributed $11,884,000 (the “Contribution Amount”) to the Issuer to fund an equity cure in connection with a default with respect to a financial covenant in the Revolving Credit Agreement.  In exchange for the Contribution Amount, Holdings will receive a number of Common Units based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 consecutive trading days beginning on April 7, 2016, provided that such weighted daily average price will be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit.  As a result, when the weighted daily average price is determined Holdings will be issued between 13,352,808 and 8,029,729 Common Units.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement*

Exhibit 2	Equity Cure Contribution Agreement, dated March 17, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP.**

*	Previously filed as an Exhibit to the Original Schedule 13D and incorporated herein by reference.

**	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 17, 2016, and filed on March 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2016

EIG BBTS Holdings, LLC,
a Texas limited liability company

By:	EIG Management Company, LLC,
its Manager

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale,
General Counsel

EIG Management Company, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale,
General Counsel

EIG Asset Management, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale,
General Counsel

EIG Global Energy Partners, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale,
General Counsel

R. Blair Thomas 2010 Irrevocable Trust

By:	R. Blair Thomas
R. Blair Thomas, Trustee

/s/ R. Blair Thomas
R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

/s/ Randall S. Wade
Randall S. Wade